Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Delta Bancshares Company

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

To:	All First Mid Employees
From:	Joe Dively, Chairman and CEO
Date:	July 29, 2021
Re:	First Mid to Acquire Delta Bancshares Company

We are very pleased to announce today that we entered into a definitive agreement to acquire Delta Bancshares Company. (“Delta”). Delta is the holding company for Jefferson Bank and Trust, which is headquartered in St. Louis, Missouri, operating five branches throughout the St. Louis area. The news release is attached.

As of June 30, 2021, Jefferson Bank had approximately $697 million in total assets, $484 million in loans and $546 million in deposits. Delta is a private company with a 129-year history of providing a full range of banking and financial services to individual and business customers in St. Louis and the surrounding communities of Eureka, Creve Coeur, Concord Village and O’Fallon. The company has about 80 employees.

In the joint news release, we communicated why we found Jefferson Bank attractive and a good fit for First Mid. We’ve consistently shared our strategy to diversify our geographic footprint and this merger deepens our presence in the St. Louis area. As like-minded community banks, we’re a good fit culturally and strategically for our employees, customers and shareholders.

We are grateful that First Mid was the chosen partner for Jefferson Bank based on the reputation and track record we have built in caring for customers and employees through like mergers. They had lots of interest over the years, but they felt we were the right partner for their stakeholders, evidenced that we completed the agreement in a negotiated process.

We expect the transaction to close by the end of 2021 and to complete the system and account conversion in mid-2022. As essential information becomes available about the transaction closing and the integration and conversion processes, we will provide updates. Questions should be directed to your supervisor or manager.

If you receive any inquiries from the media or the public, please forward them to Laura ZuHone in Marketing & Corporate Communications at lzuhone@firstmid.com or 217-258-0675.

This acquisition meets our financial, risk, regulatory and market potential criteria and we believe it is a good fit for First Mid and one step closer to reaching our strategic goals. Thanks to all of you for your diligence and hard work to provide services of which we can be proud and for all your contributions to our Company’s future.

1421 Charleston Avenue • Mattoon, Illinois 61938

(P) 217-258-0409 • (F) 217-258-0485 • (W) www.firstmid.com

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Delta, such as discussions of First Mid’s and Delta’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Delta, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Delta will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Delta with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Delta; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Delta’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Delta; accounting principles, policies and guidelines; the severity, magnitude and duration of the COVID-19 pandemic, the direct and indirect impact of such pandemic, including responses to the pandemic by the U.S., state and local governments, customers' businesses, the disruption of global, national, state and local economies associated with the COVID-19 pandemic, which could affect First Mid’s and Delta’s liquidity and capital positions, impair the ability of First Mid’s and Delta’s borrowers to repay outstanding loans, impair collateral values, and further increase the allowance for credit losses, and the impact of the COVID-19 pandemic on First Mid’s and Delta’s financial results, including possible lost revenue and increased expenses (including cost of capital), as well as possible goodwill impairment charges. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

1421 Charleston Avenue • Mattoon, Illinois 61938

(P) 217-258-0409 • (F) 217-258-0485 • (W) www.firstmid.com

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Delta that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Delta. Investors in Delta are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to Delta Bancshares Company, 2301 Market Street, Saint Louis, MO 63103, Attention: John Dulle, Executive Vice President. A final proxy statement/prospectus will be mailed to the shareholders of Delta.

Participants in the Solicitation

First Mid and Delta, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 19, 2021. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

1421 Charleston Avenue • Mattoon, Illinois 61938

(P) 217-258-0409 • (F) 217-258-0485 • (W) www.firstmid.com